Exhibit 99.1

Nano Dimension Presents Production-Grade Printed Capacitors for PCBs

Capacitors 3D printed on the DragonFly system deliver a high level of accuracy, save space and eliminate the need for assembly

NESS ZIONA, Israel, September 12, 2019 – Nano Dimension Ltd., a leading additive electronics provider for electronics (NASDAQ, TASE: NNDM), announced today that it has manufactured 3D printed capacitors with the Company’s pioneering DragonFly additive manufacturing system. These capacitors are embedded in the body of the additively manufactured printed circuit boards (PCBs), saving space and eliminating the need for assembly. This breakthrough in the additive manufacturing of electronics validates the manufacturing applicability of built in capacitors in PCBs printed with the award-winning DragonFly system, the only precision additive manufacturing system of its type.

Nano Dimension’s extensive testing with capacitors of different 3D dimensions have shown consistent results with statistically validated data. The repeatability results show less than 1% variance. The technology uses the same dielectric and metal traces as in the additively manufactured PCB yielding capacitors with a capacitance range from 0.1nF to 3.2nF. The successful results are based on over 260 tests with 30 different additively manufactured capacitors dimensions.

By integrating capacitors using additive manufacturing, electronics designers and manufacturers can avoid what is often a time consuming, multi-step assembly process, as the DragonFly prints the entire capacitor and PCB in one print job. This allows companies to reduce the fabrication time and overcome many of the challenges imposed by traditional production techniques.

Additively manufacturing capacitors within the inner layers of circuits also can free space to meet the ever-increasing trend towards miniaturization and flatness of electronic devices for consumer, industrial and military applications. With extra space, designers may pack more functionality on the circuit board and shrink component size - all without compromising reliability.

Capacitors of this kind are primarily used to filter electrical noise and ripple voltage for a wide range of applications, including RF transmission lines, audio processing, radio reception and power circuit conditioning.

“The test results clearly show that with the DragonFly system our customers can achieve repeatability comparable to that of traditional processes in short run manufacturing of capacitors using 3D printing,” said Amit Dror, CEO of Nano Dimension. “Along with high accuracy, miniaturization and space saving on the board, these are key factors in the electronics production process and next generation electronics applications.”

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the benefits of its products. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com